UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stepan Company

(Exact name of the registrant as specified in its charter)

Delaware	1-4462	36-1823834
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

22 W. Frontage Road, Northfield, IL	60093
(Address of principle executive offices)	(Zip code)

Scott D. Beamer, (847) 446-7500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Stepan Company (the “Company,” “we” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i) (a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources.

As part of our RCOI, we conducted a thorough review of our product lines to identify whether any of our products contain any conflict minerals that are necessary to the functionality or production of those products. We determined that one conflict mineral, tin, is used as a catalyst during the manufacturing process of some of our products. Although we have not determined whether any tin remains in such products once it has been used as a catalyst, for the Reporting Period, we conducted our RCOI as if the tin used as a catalyst remained in such products. We conducted a thorough review of our procurement records and identified three suppliers of the tin used as a catalyst for these products (collectively, the “Covered Suppliers”). During the Reporting Period, we sent letters to each of the Covered Suppliers that: (i) described the reporting obligations imposed by Form SD and the Securities and Exchange Commission regarding conflict minerals; and (ii) requested information regarding the presence and sourcing of conflict minerals, including tin, used in the products supplied to the Company during the Reporting Period. For the Reporting Period, we obtained representations from all three of the Covered Suppliers indicating the facilities at which the Subject Minerals were processed. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. Accordingly, the Company is relying on the information provided by the Covered Suppliers regarding the origin of any Subject Minerals.

All three of the Covered Suppliers certified to the Company that the Subject Minerals provided to the Company were not sourced from the Covered Countries. Based on this information, the Company has reasonably determined that the conflict minerals, if any, contained in our products during the Reporting Period did not originate in the Covered Countries.

As required by Form SD, the disclosure contained in this Form SD regarding the Company’s RCOI is available on the Company’s website located at www.stepan.com, under “Investor Relations - SEC Filings.” The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stepan Company
(Registrant)

/s/ Scott D. Beamer	May 30, 2014
By Scott D. Beamer, Vice President and Chief Financial Officer	(Date)